Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Inco Exchange

From the desk of Scott Hand, Inco Chairman and CEO
To Inco employees and your families,
It has been a number of weeks since we announced our offer to acquire Falconbridge. The formal terms of our ‘acquisition offer’ were mailed to Falconbridge shareholders on October 24. Unless our offer is extended, they have until December 23 to decide whether to tender their shares.
In order for acquisition to proceed, at least two-thirds of all Falconbridge common shares must be tendered. Independent of shareholder acceptance, the deal must also receive regulatory clearances from authorities in Canada, the United States and the European Union.
You’ve probably heard a lot about the offer over the past number of weeks. It has been a ‘hot topic’ of conversation — in our workplaces, our communities, within governments and in the media. The feedback I’ve received from employees, investors, customers and others has been tremendously positive and has strengthened my conviction that the ‘new Inco’ will be a winner.
Our deal is good news for Canadian mining and is getting a strong endorsement from Canadian labour leaders, community leaders, and governments.
Their message is coming through loud and clear: they believe that this deal is a great opportunity for Inco and Falconbridge and our communities, shareholders, and employees. A sample of what’s been said is printed on the back of this letter.
On November 10th, I spoke to the Empire Club of Canada on Canadian competitiveness in the global economy. In my remarks, I talked a lot about the new Inco and what it will mean for the mining industry, for Canada and for our company. I invite you to read it online.
I encourage you to check ‘The Link’ and our bid website (www.inco.com/newinco) often for updates, announcements, and speeches relating to the offer.
Thanks to those who have called our telephone line at 1-866-203-5138 and emailed us at employeequestions@inco.com with comments and questions. Please continue to do so.
I wish you and your families a warm holiday season and best wishes for the new year.
Sincerely,
INCO | exchange    SPECIAL EDITION

Ontario Premier Dalton McGuinty said that the Inco-Falconbridge merger would create ‘an international resource powerhouse’ and went on to say:

“Anytime there’s a takeover that is exercised by a foreign company, they just don’t have the same kind of commitment that they otherwise would to Ontario and to Canada. But this is taking two domestic companies and I think it’s going to make for a perfect marriage.”

The Honourable David Emerson, Canadian Minister of Industry commented that:

“It is very important for us to have Canadian champion companies and it’s important for them to come together in a friendly way to build deep roots right here in Canada ... We need the corporate leadership in Canada. We need the high-quality employment opportunities in Canada. And we need their social contributions here in Canada.”

Leo Gerard, a Sudbury native and President of the United Steelworkers of America, said recently:

“My sentiment is that the Inco Falconbridge proposal is probably the best deal for Sudbury, for the community of Sudbury, for the steelworkers of Sudbury and for Canada.”

Ray Bonin, Canadian Liberal Member of Parliament for the Nickel Belt said:

“The people of Sudbury are ecstatic with the friendly takeover of Falconbridge by Inco .... Canada will benefit greatly from this merger.”

Forward-Looking Statements
This letter contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this letter represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

INCO | exchange    SPECIAL EDITION